Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-32995

                        Prospectus Supplement No. 1
                                     to
                      Prospectus Dated August 10, 1998
                             _________________

                   STIRLING COOKE BROWN HOLDINGS LIMITED
                              Ordinary Shares
                        (par value $0.25 per share)

                             __________________

 See "Risk Factors" beginning on page 10 of the Prospectus dated August 10, 1998 for certain considerations relevant to an investment in the Ordinary Shares.


The Ordinary Shares are quoted in the Nasdaq National Market under the symbol
                                  "SCBHF".

                            ____________________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                           _____________________

This Prospectus Supplement, together with the Prospectus dated August 10, 1998, has been prepared for and is to be used by Goldman, Sachs & Co. in connection with offers and sales of the Ordinary Shares related to market-making transactions, at prevailing market prices, related prices or negotiated prices. The Company will not receive any of the proceeds of such sales. Goldman, Sachs & Co. may act as a principal or agent in such transactions. See "Plan of Distribution".

                            GOLDMAN, SACHS & CO.

                            ____________________

         The date of this Prospectus Supplement is August 10, 1998.

     This Prospectus Supplement is intended to be read in conjunction with the Prospectus dated August 10, 1998 (the "Prospectus"). Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the same meanings as in the Prospectus.

      On August 10, 1998, the Company filed with the Securities and Exchange Commission a Current Report on Form 8-K, a copy of which is attached hereto and deemed to be a part hereof.



==============================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            -------------------





                                  FORM 8-K

                               CURRENT REPORT

                   Pursuant to Section 13 or 15(d) of the
                      Securities Exchange Act of 1934

                         --------------------------



Date of Report:  August 10, 1998
Date of Earliest Event Reported:  August 10, 1998

                   STIRLING COOKE BROWN HOLDINGS LIMITED
           (Exact name of registrant as specified in its charter)


       Bermuda                     000-23427                 Not Applicable
   (State or other          (Commission File Number)        (I.R.S. Employer
   jurisdiction of                                           Identification
   incorporation or                                              Number)
    organization)
                         Victoria Hall, Third Floor
                             11 Victoria Street
                          Hamilton, HM 11, Bermuda
                  (Address of principal executive offices)





Registrant's telephone number, including area code:         (441) 295-7556





Item 5.  Other Events.
         ------------

     On August 10, 1998, the  registrant  issued the press release filed as
Exhibit 99.1 hereto.


Item 7.  Financial Statements and Exhibits.
         ---------------------------------



               Exhibit       Description
               -------       -----------


                 99.1        Press Release issued August 10, 1998





                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned hereunto duly authorized.


     Dated: August 10, 1998.


                                   STIRLING COOKE BROWN HOLDINGS LIMITED


                                   By:    /s/  George W. Jones
                                      -----------------------------
                                       George W. Jones
                                       Chief Financial Officer
                                       and Director





                               EXHIBIT INDEX



               Exhibit       Description
               -------       -----------

                99.1         Press Release issued August 10, 1998



                                                                  Exhibit 99.1

             [Stirling Cooke Brown Holdings Limited Letterhead]


FOR IMMEDIATE RELEASE               Contact:      Mark Cooke
                                                  George Jones
                                                  Tel: 441-295-7556
                                                  Fax: 441-295-7201
                                                  Address above

               STIRLING COOKE BROWN HOLDINGS LIMITED REPORTS

               RESULTS FOR 2nd QUARTER ENDED JUNE 30TH, 1998

Hamilton, Bermuda (August 10th, 1998) - Stirling Cooke Brown Holdings Limited (NASDAQ: "SCBHF") today reported results for the second quarter ended June 30th, 1998.

                                        Three months ended  Six months ended
                                       June 30th June 30th June 30th June 30th
                                         1997      1998       1997     1998
                                         ----      ----       ----     ----
                                    (Dollars in thousands except per share data)

      Net Income                       $3,172    $4,025    $5,992    $8,012

      Basic EPS
        Net Income per share           $ 0.40    $ 0.41    $ 0.75    $ 0.82
        Avg. no. of ordinary shares
         outstanding - Basic (000's)    7,928     9,823     8,007     9,823


      Diluted EPS
        Net Income per ordinary share  $ 0.39    $ 0.41     $0.72    $ 0.81
        Avg. no. of ordinary shares
         outstanding - Diluted (000's)  8,196     9,884     8,268     9,875



Mark Cooke, Chairman, President and Chief  Executive Officer, said:

"The operating results for the second quarter 1998 were most satisfying, once again reflecting the continued growth of the Company's business. Net income grew by 27% in the second quarter to $4.0 million, and grew by 33% to $8.0 million for the first six months of 1998, as compared to $3.2 million and $6.0 million, respectively, in 1997".

Diluted net income per share increased by 5% for the second quarter of 1998 to $0.41 and increased by 10% to $0.82 for the first six months of 1998, as compared to $0.39 and $0.75, respectively, in 1997.

Risk management fees increased $2.4 million, or 20% to $14.1 million for the quarter and by $4.8 million or 22% to $26.8 million for the first six months of 1998 compared to the corresponding periods in 1997. The Company continued to experience good growth in managing general agency fees which increased $0.9 million in the second quarter of 1998, to $3.5 million and by $2.1 million to $7.2 million for the first six months of 1998 compared to the corresponding periods in 1997. This growth reflected the continued expansion of the Company's managing general agency network primarily in the Southeastern United States. The Company's brokerage operations also produced satisfactory growth, increasing fee income by $0.4 million in the second quarter of 1998 to $6.9 million and by $1.1 million to $12.9 million for the first six months of 1998 compared to the corresponding periods in 1997. Policy issuance fees earned by Realm National Insurance Company Limited ("Realm National") increased $0.4 million to $0.6 million in the second quarter of 1998 and by $0.6 million to $1.0 million for the first six months of 1998 compared to the corresponding periods in 1997.

Net premiums earned increased $2.1 million to $5.1 million in the second quarter of 1998 and by $3.9 million to $9.6 million for the first six months of 1998 compared to the corresponding periods in 1997. This increase was due to significant growth in workers' compensation business being written by Realm National. Gross premiums written and assumed for the second quarter of 1998 increased $8.2 million to $15.4 million, and increased $20.3 million to $33.7 million for the first six months of 1998, as compared to $7.2 and $13.4 million, respectively, in 1997. Gross premiums written by Realm National in the second quarter of 1998 increased by $9.0 million to $12.5 million and by $19.8 million to $26.1 million for the first half of 1998 compared to the corresponding periods in 1997. The growth in premiums written was primarily workers' compensation business generated by the Company's M.G.A. network and independent M.G.A.s based primarily in the Southeastern United States.

Net investment income increased $0.4 million to $2.1 million for the second quarter of 1998 and by $1.2 million to $4.1 million for the first six months of 1998 compared to the corresponding periods in 1997. Overall total revenues increased $5.5 million, or 33% to $22.1 million for the second quarter of 1998 and by $12 million or 36% to $42.0 million for the first six months of 1998 compared to the corresponding periods in 1997.

Total expenses increased $4.2 million, or 33%, to $17.0 million for the second quarter of 1998 and by $8.5 million or 36% to $32.1 million for the first six months of 1998 compared to the corresponding periods in 1997. $2.6 million of the increase in the second quarter and $5.2 million of the increase for the first six months related to increased insurance costs which was primarily due to a corresponding $2.1 million and $3.9 million increase in net premiums earned in the respective periods and partly due to adverse loss development on one particular program that covers bodily injury and property risks in the construction industry. Total expenses excluding insurance costs increased $1.6 million, or 17%, to $11.3 million for the second quarter of 1998 and $3.3 million or 19% for the first six months of 1998 as compared to the corresponding periods in 1998, reflecting the general expansion of the Company as reflected in the Company's growth in revenues.

The Company will pay a third quarter dividend of 3 cents per ordinary share. The dividend will be payable on September 3, 1998 to shareholders of record on August 20, 1998.

Stirling Cooke Brown Holdings Limited is a Bermuda holding company which, through its subsidiaries, provides risk management services and products predominantly to U.S. based small and mid-sized businesses, including those seeking cost-effective alternatives to traditional commercial insurance for certain of their risk exposures. In addition, the Company arranges reinsurance for its products as well as for those offered by independent insurance carriers and reinsurance companies active in the workers' compensation, occupational accident and health and casualty insurance markets.

Stirling Cooke Brown Holdings Limited Ordinary Shares are traded on the NASDAQ market under the symbol "SCBHF".



                   STIRLING COOKE BROWN HOLDINGS LIMITED
                      SECOND QUARTER REPORTED EARNINGS



                                    THREE MONTHS ENDED    SIX MONTHS ENDED JUNE
                                         JUNE 30                   30
                                    ------------------    ---------------------
                                      1997        1998        1997       1998
                                      ----        ----        ----       ----
                                     (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)
INCOME STATEMENT DATA:
Revenues
   Risk management fees.........  $    11,736 $    14,065 $   22,002 $   26,840
   Net premiums earned..........        3,027       5,118      5,721      9,604
   Net investment income........        1,666       2,093      2,878      4,059
   Other income.................          216         816        389      1,532
                                  ----------- ----------- ---------- ----------
      Total revenues............       16,645      22,092     30,990     42,035
                                  ----------- ----------- ---------- ----------


Expenses
   Net losses and loss expenses
   incurred.....................        2,794       4,954      5,170      9,721
   Acquisition costs............          361         794        721      1,360
   Salaries and benefits........        4,811       6,047      8,869     10,712
   General and administration
   expenses.....................        4,853       5,230      8,844     10,295
                                  ----------- ----------- ---------- ----------
      Total expenses............       12,819      17,025     23,604     32,088
                                  ----------- ----------- ---------- ----------

 Income before taxation..........       3,826       5,067      7,386      9,947
   Taxation.....................          654       1,042      1,394      1,935
                                  ----------- ----------- ---------- ----------
   Net income                     $     3,172 $     4,025 $    5,992 $    8,012
                                  =========== =========== ========== ==========
BASIC
   Net income per share           $      0.40 $      0.41 $     0.75 $     0.82
   Average number of ordinary
      shares outstanding - Basic
      (000's)                           7,928       9,823      8,007      9,823

DILUTED
   Net income per share           $      0.39 $      0.41 $     0.72 $     0.81
   Average number of ordinary
      shares outstanding - Diluted
      (000's)                           8,196       9,884      8,268      9,875


BALANCE SHEET DATA:
                                  December 31, 1997      June 30, 1998
                                  -----------------      -------------

Total Assets                      $   406,330             $  501,675
Shareholders' Equity              $    83,103             $   90,542